The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated November 17, 2011

Pricing Supplement dated , 2011 (To Prospectus dated June 28, 2010 and Prospectus Supplement dated August 6, 2010) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(5) File No. 333-167832

Senior Medium-Term Notes Series G

(U.S. $ Fixed Rate)

$         % Senior Notes Due 20

Trade Date:             , 2011

Original Issue Date:             , 2011

Principal Amount: $

Net Proceeds to Issuer: $

Price to Public:     %, plus accrued interest, if any, from             , 2011

Commission/Discount:     %

Agent’s Capacity:   x    Principal Basis  __  Agency Basis

Maturity Date:             , 20

Interest Payment Dates: Semi-annually on the                      day of                      and                      of each year, commencing             , 2012 and ending on the Maturity Date (or the next business day, if an Interest Payment Date falls on a non-business day; the amount of interest payable will not be adjusted for such postponement)

Interest Rate:     % per annum

Redemption Commencement Date:                     , 20

Initial Redemption Percentage:     %

Redemption Price: Initial Redemption Percentage times the principal amount of the Notes redeemed

Optional Redemption: Redeemable in whole or in part at the option of the issuer on or after the Redemption Commencement Date at the Redemption Price, plus accrued and unpaid interest thereon to the date of redemption

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	x	Book Entry
	___	Certificated

Redemption:	___	The Notes cannot be redeemed prior to maturity
	x	The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity
	___	The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	___ Yes	x No

Recent Development: Efficiency Initiatives — At its analyst conference on November 14, 2011, The Bank of New York Mellon Corporation (the “Company”) estimated that it will incur between $80 million and $100 million of expenses in the fourth quarter of 2011 relating to the expense reduction initiative and other efficiency initiatives discussed in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations; Quantitative and Qualitative Disclosures about Market Risk — Noninterest Expense”.

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Senior Debt Securities and Senior Subordinated Debt Securities – Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the Prospectus Supplement under the caption “Plan of Distribution of Medium-Term Notes.”

Agent	Aggregate Principal Amount of Notes to be Purchased
Citigroup Global Markets Inc.	$
UBS Securities LLC
BNY Mellon Capital Markets, LLC

Total:	$

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the         th business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.